Oppenheimer Florida Municipal Fund
Change in Accounting Policy

As of November 4, 1997, in order to conform book and tax bases, the Fund began amortization of premiums on securities for book purposes. Accordingly, during the six months ended January 31, 1998, amounts have been reclassified to reflect a decrease in undistributed net investment income of $195,085. Paid-in capital was decreased by the same amount. For bonds acquired after April 30, 1993, on disposition or maturity, taxable ordinary income is recognized to the extent of the lesser of gain or market discount that would have accrued over the holding period.

Oppenheimer New Jersey Municipal Fund
Change in Accounting Policy

As of November 4, 1997, in order to conform book and tax bases, the Fund began amortization of premiums on securities for book purposes. Accordingly, during the six months ended January 31, 1998, amounts have been reclassified to reflect an increase in undistributed net investment income of $239,027. Paid-in capital was decreased by the same amount. For bonds acquired after April 30, 1993, on disposition or maturity, taxable ordinary income is recognized to the extent of the lesser of gain or market discount that would have accrued over the holding period.

Oppenheimer Pennsylvania Municipal Fund
Change in Accounting Policy

As of November 4, 1997, in order to conform book and tax bases, the Fund began amortization of premiums on securities for book purposes. Accordingly, during the six months ended January 31, 1998, amounts have been reclassified to reflect a decrease in overdistributed net investment income of $757,225. Paid-in capital was decreased by the same amount. For bonds acquired after April 30, 1993, on disposition or maturity, taxable ordinary income is recognized to the extent of the lesser of gain or market discount that would have accrued over the holding period.